OPT-SCIENCES CORPORATION

ANNUAL REPORT

2001

March 1, 2002

To Our Stockholders,

Last year the world was changed by the horrific events that took place on September 11. All of our lives have been changed in one way or another since then. The attack took place before the end of our 2001 fiscal year and at the time had very little short term impact on the Company's performance for last year. Fiscal 2001 sales started strong and stayed strong rebounding from fiscal 2000 by increasing 59% to $5.4 million. Our net earnings per share (after taxes) increased 260% to $0.84. The increase in sales was due primarily to a healthy avionics market and an increase in business from our key customers. Despite the recession the demand for the Company's products remained strong throughout the year.

In fiscal 2002, our sales have started to show signs of slowing due to 9/11. The first quarter ending January 31, 2002 had sales down approximately 20% from the fourth quarter last year due to push outs of existing orders by most of our key customers. Our current backlog of orders is at $1.5 million, down almost $0.5 million since 9/11. The rate of new orders logged has also dropped significantly in the last month. The full aftermath of 9/11 is now being felt and will pose challenges for the Company in the commercial avionics market over at least the next two years. The drop in commercial aircraft being manufactured by Boeing and Airbus is expected to continue to decline through 2003. However, not all sectors of the avionics industry are under the same negative pressure. The business aircraft avionics market remains steady and is anticipated to show moderate growth over the next few years and the military avionic market is expected to remain steady over the next few years.

In our move to diversify, the Company's new eight foot diameter Astro optical coating machine is expected to be in revenue service by the end of March 2002. This machine will enable the Company to apply optical coatings to large display glass optics for CRT displays and liquid crystal displays. The general market for products generated from the Astro coating system is outside the aerospace market.

Our annual meeting this year will be held at 2:30 p.m. on Wednesday, March 27 in Suite 525 located at Two Bala Plaza, 333 City Line Avenue, Bala Cynwyd, Pennsylvania. I look forward to having you join us.

Sincerely,

OPT- SCIENCES CORPORATION

Anderson L. McCabe

Anderson L. McCabe
President

OPT SCIENCES CORPORATION

1912 BANNARD STREET • RIVERTON NEW JERSEY • 08077

OPT-Sciences Corporation and Subsidiary

SELECTED FINANCIAL DATA

	Fifty-two weeks ended October 27, 2001	October 28, 2000	October 30, 1999	October 31, 1998	November 1, 1997
OPERATIONS					
Net Sales	$ 5,402,967	$ 3,384,396	$ 3,929,887	$ 4,628,429	$ 3,618,299
Cost of goods sold	3,750,091	2,667,612	2,301,982	2,516,145	2,195,422
Gross profit on sales	1,652,876	716,784	1,627,905	2,112,284	1,422,877
Operating expenses	689,628	589,446	606,721	544,128	469,001
Net income from operations	963,248	127,338	1,021,184	1,568,156	953,876
Other income	112,338	274,673	217,937	205,228	152,127
Other expenses	0	0	0	0	0
Income taxes	426,813	156,912	489,102	674,724	431,670
Net income	$648,773	$245,099	$750,019	$1,098,660	$674,333
PER SHARE DATA					
Weighted average number of common shares	775,585	775,585	775,585	775,625	776,215
Net income **(A)**	0.84	0.32	0.97	1.42	0.87
Cash distributions	none	none	none	none	none
Stock dividends	none	none	none	none	none
BALANCE SHEET					
Current assets	7,030,846	6,095,148	6,076,176	5,764,818	4,611,711
Current liabilities	665,439	318,868	303,257	640,356	505,688
Working capital	6,365,407	5,776,280	5,772,919	5,124,462	4,106,023
Property, plant and equipment (net)	812,263	796,449	557,677	491,149	417,971
Total assets	7,845,946	6,894,434	6,633,853	6,255,967	5,029,682
Shareholders' equity	7,180,507	6,575,566	6,330,596	5,615,611	4,523,994

OPT-Sciences Corporation and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Total	Common Stock	Contributions in Excess Of Par Value	Retained Earnings (Deficit)	Treasury Stock Shares	Treasury Stock Amount	Net Unrealized Gain or (Loss) On Equity Securities
Balance, October 27, 1996	3,838,397	250,000	272,695	3,481,639	223,885	(186,388)	20,451
Income, Year ended November 1, 1997	674,333	0	0	674,333	0	0	0
Acquitision of Treasury Stock	(830)	0	0	0	530	(830)	0
Change in valuation allowance	12,094	0	0	0	0	0	12,094
Balance, November 1, 1997	4,523,994	250,000	272,695	4,155,972	224,415	-187,218	32,545
Income, Year ended October 31, 1998	1,098,660	0	0	1,098,660	0	0	0
Change in valuation allowance	(12,357)	0	0	0	0	0	(12,357)
Balance, October 31, 1998	5,610,297	250,000	272,695	5,254,632	224,415	-187,218	20,188
Income, Year ended October 30, 1999	750,019	0	0	750,019	0	0	0
Acquitision of Treasury Stock	(20)	0	0	0	10	(20)	0
Change in valuation allowance	(29,700)	0	0	0	0	0	(29,700)
Balance, October 30, 1999	$6,330,596	$250,000	$272,695	$6,004,651	224,425	($187,238)	($9,512)
Income, Year ended October 28, 2000	245,099	0	0	245,099	0	0	0
Adjustment of Treasury Stock	20	0	0	0	(10)	20	0
Change in valuation allowance	(149)	0	0	0	0	0	(149)
Balance, October 28, 2000	6,575,566	250,000	272,695	6,249,750	224,415	(187,218)	(9,661)
Income, Year ended October 27, 2001	648,773	0	0	648,773	0	0	0
Change in valuation allowance	(43,832)	0	0	0	0	0	(43,832)
Balance, October 27, 2001	7,180,507	250,000	272,695	6,898,523	224,415	(187,218)	(53,493)

NOTES TO SELECTED FINANCIAL DATA

(A) Earnings per share were computed by dividing net income by the weighted average number of shares outstanding. There is one class of stock outstanding, its Common Stock; the Company does not have outstanding warrants, stock options or convertible debt instruments.

Market for Common Equity and Related Security Holder Matters

The Company has not listed its Common Shares on an established public trading market, but shareholders do trade the Company's Shares over the counter. The symbol for the Company's Shares is OPST. Only limited and sporadic trading occurs. Subject to the foregoing qualification, the following table sets forth the range of bid and asked quotations, for the calendar quarter indicated, as recorded by Pink Sheets LLC., and reflects inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

Fiscal 2000	Bid	Ask
First Quarter	4.125-5.00	6.00 - 7.50
Second Quarter	4.125-4.25	7.50 - 7.625
Third Quarter	4.25 -4.50	7.50 - 7.625
Fourth Quarter	4.50 -4.75	7.00 - 7.75
Fiscal 2001		
First Quarter	4.125 -4.875	5.00 - 6.00
Second Quarter	3.50 -4.50	5.00 - 7.00
Third Quarter	3.75 -4.00	7.00
Fourth Quarter	4.00 -4.95	7.00 - 11.00

As of December 31, 2001, the closing bid for the Common Stock was $5.40 and the closing ask was $10.01 per share.

The Company had 974 shareholders of record of its Common Stock as of December 31, 2001.

DISTRIBUTIONS

The Company did not declare or pay any dividend on its Common Stock during Fiscal Year 2001 and does not presently intend to pay dividends on its Common Stock in the foreseeable future.

BUSINESS

Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this form 10-KSB, the term "Company" refers to the combined operations of Opt-Sciences Corporation and O&S Research, Inc. The principal business of the Company is to provide optical coatings, filters, faceplates and lighting wedges which improve display readability for electronic instruments used primarily in aircraft. This includes the application of different types of anti-reflection coatings, transparent conductive coatings and other optical coatings. The Company additionally provides full glass cutting, grinding and painting operations which augment its optical coating capabilities. Most of the Company's products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters. This business is a niche business dependent for its success on the aircraft manufacturing industry. It requires custom manufacturing of small lots of products to satisfy component requirements for specific aircraft.

The distinguishing characteristic of the Company's business is its optical thin film coating capability. All products which the Company offers incorporate an optical coating of some type. The primary coatings are its anti-reflection coating used for glare reduction and its transparent conductive coating used for electromagnetic interference shielding. Either or both coatings are applied to different types of glass face plates which are mounted on the front of liquid crystal displays (LCDs), cathode ray tubes (CRTs) and electromechanical displays (EMDs).

The Company also offers a full range of other specialty instrument glass, including night vision filter glass, circular polarizers, touchpads, glass sandwiches for LCDs as well as other custom designed specialty glass components and assemblies. In 2000 the Company acquired additional thin film coating equipment which will allow the Company to apply anti-reflection coatings to large glass substrates and optical filters at a more competitive price. When the Astro coating equipment is brought on line, output will be used for displays generally larger than 13" diagonal. Management expects this system to commence generating revenues no later than March 30, 2002. Both LCD and CRT displays in this size range are used in medical, industrial and commercial products and will serve a new customer and product base for the Company.

Purchases by the Company's customers are ordinarily made from vendors on an approved vendor list. Sales are assisted by creative technical solutions to customer requirements. The Company maintains its own website at osresearch.com. The Company is already an approved vendor for major aircraft programs and this improves product acceptance by new customers. The Company continues to be the lead supplier for the anti-glare panels for the flat panel displays on the Boeing 777, 737-800 and 717.

The Company continues to identify new customers for its products, to collaborate with customers in adapting its products to customer requirements, to price its products competitively but profitably, to maintain high quality, and to add capital equipment and personnel as required. Since the beginning of Fiscal Year 2002, Management has observed a significant decrease in the new order rate from some customers. This is primarily due to the events of September 11, 2001. Most of the decrease in business is to customers in the commercial avionics market. The business avionics market remains healthy and the military avionics market will remain flat with little or no growth in the upcoming years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

LIQUIDITY AND CAPITAL RESOURCES

As a result of the Company's relatively strong cash position, the Company has sufficient liquidity and credit to fund its contemplated capital and operating activities through Fiscal 2002. The Company also anticipates earnings in Fiscal 2002 which will further assure the Company's ability to meet its capital expenditure requirements.

RESULTS OF OPERATIONS

FISCAL YEAR 2001

Fiscal 2001 was a good year for the Company. Sales increased by 59% to $5.4 million resulting in an increase in operating income of 756% to $963,000. This turnaround was in a large part due to three factors: 1) a new supplier agreement between the Company and Rockwell resulting in over $1 million in new business, 2) the addition of Philips as a new customer resulting in $0.5 million in new business and 3) a general improvement in the aerospace market prior to 9/11 accounting for the balance. The Company's backlog remained at $1.8 million at the end of the fiscal year. However, it is showing a steady erosion as shipments are outpacing new orders. The new Astro optical coating system which the Company purchased in 2000 did not contribute to revenue in 2001 as originally planned. It is expected to be in revenue service by the end of the second quarter of 2002 helping to bolster sales in the third and fourth quarters.

Income from other investment sources dropped 59% due to the significant drop in prevailing interest rates. In addition the lower interest rates resulted in a number of high yielding preferred stocks which the Company held to be called early last year. A significant improvement is not anticipated in fiscal 2002.

The Company also has plans for diversifying its customer base. The addition of the Astro optical coating unit will help change the Company's market base by serving more than one industry segment. This will ultimately result in less risk. Revenues from the Astro optical coating equipment will come from predominantly commercial display applications and to a lesser extent the aerospace display market.

FISCAL YEAR 2000

Results from Fiscal 2000 were down from the prior year. Sales decreased by 13.8% and operating income decreased by 87%. The drop in operating income was in a large part due to a significant material quality problem with one of the Company's key suppliers. The unanticipated loss of sales in the fourth quarter combined with increased manufacturing expenses as the Company was ramping up manufacturing capacity resulted in the large drop off in operating profits. Since then, the commercial, business and military avionics markets all had been seeing an increase in demand as the fourth quarter of Fiscal Year 2000 was finishing. The Company had been hiring and training new employees to handle the business increases from its customer base. Management had expected the increase in demand to continue through fiscal 2002. The Company's operating profit was expected to increase when the Company added the extra capacity and began to fill the increased orders from customers. The increase in the Company's backlog of orders at the end of the Fiscal Year 2000 to $1.8 million was viewed as an indication of increasing customer demand.

Income from other investment sources increased 26%. However, overall net income and earnings per share still decreased 67% from the prior fiscal year.

INFLATION

During the three year period that ended on October 27, 2001, inflation did not have a material effect on the Company's operating results.

OPT-Sciences Corporation and Subsidiary
CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements

ASSETS

	October 27, 2001	October 28, 2000
CURRENT ASSETS		
Cash and cash equivalents	$ 4,424,969	$ 4,196,034
Trade accounts receivable	1,055,356	525,560
Inventories	429,056	379,544
Prepaid expenses	38,982	25,746
Prepaid income tax	-0-	177,245
Marketable securities	1,082,483	791,019
Total current assets	7,030,846	6,095,148
PROPERTY AND EQUIPMENT		
Land	114,006	114,006
Building and improvements	346,571	346,571
Machinery and equipment	1,212,241	1,135,520
Small tools	53,580	53,580
Furniture and fixtures	8,048	8,048
Office equipment	50,924	50,924
Automobile	60,100	42,336
Total property and equipment	1,845,470	1,750,985
Less: accumulated depreciation	1,033,207	954,536
Net property and equipment	812,263	796,449
OTHER ASSETS		
Deposits	2,837	2,837
Total assets	$ 7,845,946	$ 6,894,434

OPT-Sciences Corporation and Subsidiary
CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	October 27, 2001	October 28, 2000
CURRENT LIABILITIES		
Accounts payable – trade	$ 139,096	$ 130,131
Accrued income taxes	270,877	-0-
Other current liabilities	255,466	188,737
Total current liabilities	665,439	318,868
STOCKHOLDERS' EQUITY		
Common capital stock - par value $.025 per share – authorized and issued 1,000,000 shares	250,000	250,000
Additional paid in capital	272,695	272,695
Retained earnings	6,898,523	6,249,750
Accumulated other comprehensive income	(53,493)	(9,661)
Less treasury stock at cost - 224,415 shares	(187,218)	(187,218)
Total stockholders' equity	7,180,507	6,575,566
Total liabilities and stockholders' equity	$ 7,845,946	$ 6,894,434

OPT-Sciences Corporation and Subsidiary
CONSOLIDATED STATEMENTS OF EARNINGS
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 27, 2001 (52 Weeks)	Fiscal Year Ended October 28, 2000 (52 Weeks)
NET SALES	$ 5,402,967	$ 3,384,396
COST OF SALES	3,750,091	2,667,612
Gross profit on sales	1,652,876	716,784
OPERATING EXPENSES		
Sales & delivery	88,982	82,539
General and administrative	600,646	506,907
Total operating expenses	689,628	589,446
Operating income	963,248	127,338
OTHER INCOME	112,338	274,673
Net income before taxes	1,075,586	402,011
FEDERAL AND STATE INCOME TAXES	426,813	156,912
Net income	$ 648,773	$ 245,099
EARNINGS PER SHARE OF COMMON STOCK	0.84	0.32
Weighted average number of shares	775,585	775,585

OPT-Sciences Corporation and Subsidiary
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
The accompanying notes are an integral part of these financial statements

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Cost	Total
BALANCE - OCTOBER 30,1999	$ 250,000	272,695	6,004,651	(9,512)	(187,238)	6,330,596
COMPREHENSIVE INCOME						
Net income for the fiscal year ended October 28,2000			245,099			245,099
Other comprehensive income, net of tax:						
Unrealized holding losses on securities arising during period, net of tax of $113				(149)		(149)
TOTAL COMPREHENSIVE INCOME						244,950
PURCHASE OF TREASURY STOCK					20	20
BALANCE - OCTOBER 28,2000	$ 250,000	272,695	6,249,750	(9,661)	(187,218)	6,575,566
COMPREHENSIVE INCOME						
Net income for the fiscal year ended October 27,2001			648,773			648,773
Other comprehensive income, net of tax:						
Unrealized holding losses on securities arising during period, net of tax of $33,067				(43,832)		(43,832)
TOTAL COMPREHENSIVE INCOME						604,941
BALANCE OCTOBER 27,2001	$ 250,000	272,695	6,898,523	(53,493)	(187,218)	7,180,507

OPT-Sciences Corporation and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 27, 2001 (52 Weeks)	Fiscal Year Ended October 28, 2000 (52 Weeks)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 648,773	$ 245,099
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	78,671	79,380
Loss on sale of securities	105,607	-0-
(Gain) on sale of securities	-0-	(13,371)
Decrease (increase) in:		
Accounts receivable	(529,796)	47,655
Inventories	(49,512)	108,249
Prepaid expenses	(13,236)	(635)
Prepaid income taxes	(177,245)	6,861
Deposits	-0-	(2,837)
(Decrease) increase in:		
Accounts payable	8,965	88,083
Accrued income taxes	270,877	-0-
Other current liabilities	66,729	(72,472)
Net cash provided by operating activities	409,833	486,012
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment	(94,485)	(318,152)
Purchases of securities	(495,903)	(327,953)
Sale of securities	409,490	47,340
Net cash (used) by investing activities	$ (180,898)	$ (598,765)

OPT-Sciences Corporation and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 27, 2001 (52 Weeks)	Fiscal Year Ended October 28, 2000 (52 Weeks)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchases of treasury stock	$ -0-	$ 20
Net cash provided (used) by financing activities	-0-	20
Increase (decrease) in cash	228,935	(112,733)
Cash and cash equivalents at beginning of year	4,196,034	4,308,767
Cash and cash equivalents at end of period	$ 4,424,969	$ 4,196,034
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ -0-	$ -0-
Income taxes paid	$ 18,647	$ 150,051

NOTE 1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OPT-Sciences Corporation and its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers certificates of deposit and debt securities purchased with a maturity of three months or less to be cash equivalents.

Line of Business and Credit Concentration

The Company, through its wholly owned subsidiary, is engaged in grinding, polishing, coating and painting of optical glass for the custom fabrication of precision optical components for aircraft instruments. The Company grants credit to companies within the aerospace industry.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined to be doubtful. If the allowance method for doubtful accounts were used it would not have a material effect on the financial statements.

Inventories

Raw materials are stated at the lower of average cost or market. Work in process and finished goods are stated at accumulated cost of raw material, labor and overhead, or market, whichever is lower. Market is net realizable value.

Marketable Securities

Marketable securities consist of debt and equity securities and mutual funds. Equity securities include both common and preferred stock.

The Company's investment securities are classified as "available-for-sale". Accordingly, unrealized gains and losses and the related deferred income tax effects when material, are excluded from earnings and reported in a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold.

Property and Equipment

Property and equipment are comprised of land, building and improvements, machinery and equipment, small tools, furniture and fixtures, office equipment and automobiles. These assets are recorded at cost.

Depreciation for financial statement purposes is calculated over estimated useful lives of three to twenty-five years, using the straight-line method.

Maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Employee Benefit Plans

On October 1, 1998, the Company implemented a 401(k) profit sharing plan. All eligible employees of the Company are covered by the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. Company contributions were $31,522 and $29,842 for the years ended October 27, 2001 and October 28, 2000, respectively.

Earnings per Common Share

Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding.

NOTE 2 - Inventories

Inventories consisted of the following:

	October 27, 2001	October 28, 2000
Finished goods	$ 127,450	$ 46,656
Raw materials and supplies	19,444	25,223
Work in progress	282,162	307,665
	$ 429,056	$ 379,544

NOTE 3 - Marketable Securities

	Amortized Cost	Gross Unrealize d Gains	Gross Unrealized Losses	Fair Value
October 27, 2001				
Common stock	$ 209,719		$ (27,354)	$ 182,365
Preferred stock	583,667	$ 49,308		632,975
Corporate bonds	6,949	777		7,726
Publicly traded partnerships	18,406	19,844		38,250
Mutual funds	317,235		(96,068)	221,167
	$ 1,135,976	$ 69,929	$ (123,422)	$ 1,082,483
October 28, 2000				
Common stock	$ 3,244		$ (134)	$ 3,110
Preferred stock	481,871		(13,418)	468,453
Corporate bonds	6,949	$ 94		7,043
Publicly traded partnerships	18,406	3,046		21,452
Mutual funds	290,210	751		290,961
	$ 800,680	$ 3,891	$ (13,552)	$ 791,019

Sales of securities available for sale during the years ended October 27, 2001 and October 28, 2000 were as follows:

	2001	2000
Proceeds from sales	$ 409,490	$ 47,340
Gross realized gains	$ 8,652	$ 13,371
Gross realized losses	$ 114,259	$ -0-

NOTE 4 - Income Taxes

The provision for income taxes based on earnings reported in the financial statements is as follows:

Current Tax Expense	October 27, 2001	October 28, 2000
Federal	$ 96,852	$ 121,227
State	329,961	35,685
Total	$ 426,813	$ 156,912

The Company has no deferred tax liabilities. Book and tax depreciation differences are not considered material to these financial statements.

NOTE 5 - Major Customer

One customer accounted for approximately $2,311,900 of net sales during the year ended October 27, 2001 and approximately $1,738,200 of net sales during the year ended October 28, 2000. The amount due from this customer, included in trade accounts receivable, was approximately $422,281 on October 27, 2000 and $289,005 on October 28, 2000.

NOTE 6 - Concentration of Credit Risk of Financial Instruments

The Company has various demand and time deposits with financial institutions where the amount of the deposits exceeds the federal insurance limits of the institution on such deposits. The maximum amount of accounting loss that would be incurred if an individual or group that makes up the concentration of the deposits failed completely to perform according to the terms of the deposit was $3,953,799 on October 27, 2001 and $3,820,371 on October 28, 2000.

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
DIVISION FOR CPA FIRMS
SEC PRACTICE SECTION
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Mayer, Shanzer & Mayer, P.C.
Certified Public Accountants

20 EAST ELEVENTH AVENUE
CONSHOHOCKEN, PENNSYLVANIA 19428
TEL.: (610) 828-0200 / FAX (610) 828-4560

MAX S. MAYER, CPA
STEVEN M. MAYER, MT, CPA
BRUCE W. SHANZER, CPA
JEFFREY D. MAYER

INDEPENDENT AUDITOR'S REPORT

To Stockholders and Board of Directors
OPT-Sciences Corporation

We have audited the accompanying consolidated balance sheets of OPT-Sciences Corporation and Subsidiary incorporated in New Jersey, as of October 27, 2001 and October 28, 2000 and the related consolidated statements of earnings and stockholders' equity and cash flows for each of the fiscal years in the two year period ended October 27, 2001 (52 weeks). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPT-Sciences Corporation and Subsidiary as of October 27, 2001 and October 28, 2000 and the consolidated results of their operations and their cash flows for each of the fiscal years in the two year period ended October 27, 2001 in conformity with U.S. generally accepted accounting principles.

Mayer, Shanzer + Mayer

MAYER, SHANZER & MAYER, P.C.

A Professional Corporation

January 14, 2002

OPT-SCIENCES CORPORATION
P.O. Box 221
Riverton, New Jersey 08077-0221
Tel 856-829-2800
Fax 856-829-0482
osresearch.com

OFFICERS:

Anderson L. McCabe	President
Arthur J. Kania	Secretary/Treasurer

DIRECTORS:

Anderson L. McCabe	President of the Company
Arthur J. Kania	Partner Kania, Linder, Lasak & Feeney
Arthur J. Kania, Jr.	Principal of Tri-Kan

TRANSFER AGENT:

StockTrans, Inc.
7 E. Lancaster Avenue
Third Floor
Ardmore, Pennsylvania 19003

ATTORNEYS:

Kania, Linder, Lasak & Feeney
Bala Cynwyd, Pennsylvania 19004

AUDITORS:

Mayer, Shanzer & Mayer, P.C.
Conshohoken, Pennsylvania 19428

CORPORATE HEADQUARTERS:

1912 Bannard Street
Cinnaminson, New Jersey 08077-0221

OPT-SCIENCES CORPORATION

1912 Bannard Street
Post Office Box 221
Riverton, New Jersey 08077-0221
(856) 829-2800

Notice of Annual Meeting of Shareholders
To Be Held on March 27, 2002

The Annual Meeting of Shareholders of OPT-SCIENCES CORPORATION (the "Company"), will be held at 2:30 p.m. (EST) on Wednesday, March 27, 2002 at the offices of Kania, Lindner, Lasak and Feeney, Suite 525, Two Bala Plaza, 333 City Avenue, Bala Cynwyd, PA 19004 to consider and act upon the following matters:

(1) To elect three directors to serve until the next Annual Meeting and until their successors have been elected and qualified;

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record on the books of the Company at the close of business on February 8, 2002 will be entitled to notice of and vote at the meeting or any adjournment thereof.

The Annual Report of the Company for the year ended October 27, 2001 is enclosed herewith.

By Order of the Board of Directors

Anderson L. McCabe
President
March 5, 2002

IMPORTANT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Management Information Statement
of Opt-Sciences Corporation

For Annual Meeting of Shareholders
To be held March 27, 20021

Management has furnished this statement to shareholders regarding matters to be voted at the Annual Meeting of Shareholders of Opt-Sciences Corporation (the "Company"). The Annual Meeting will be held at 2:30 p.m. (EST) on Wednesday, March 27, 2002 at the offices of Kania, Lindner, Lasak and Feeney, Suite 525, Two Bala Plaza, 333 City Avenue, Bala Cynwyd, PA 19004.

WE ARE NOT ASKING YOU FOR A PROXY AND WE ARE REQUESTING YOU NOT TO SEND US A PROXY

VOTING SECURITIES AND RECORD DATE

The Common Stock ($.25 par value) is the only outstanding class of voting securities. Holders of record at the close of business of February 8, 2002 are entitled to notice of the meeting and to vote at the meeting and any adjournment thereof. At the close of business on February 8, 2002, 775,585 shares of Common Stock were issued, outstanding, and entitled to vote. The holders of Common Stock will vote as one class at the meeting of the Shareholders. Each share of Common Stock entitles the holder at the record date to one vote at the meeting.

PRINCIPAL SHAREHOLDERS AND QUORUM

A Trust for the benefit of the children of Arthur J., Kania owns 510,853 shares (66% of the outstanding shares). No other person is known by Management to own of record or beneficially more than 5% of the outstanding shares of the Company.

A majority of the outstanding shares of the Common Stock of the Company, represented in person or by proxy, shall constitute a quorum at the meeting, and since there is no provision for cumulative voting, only the affirmative vote of the majority of the shares represented at the Meeting is required to elect Directors and approve such other matters to be considered by the Shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Directors (all of whom are nominees):

Name and Address of Beneficial Owner	Amount and Nature of Voting Securities	Percentage of
Anderson L. McCabe P.O. Box 221 1912 Bannard Street Riverton, N.J. 08077	844(1)	0 (1)
Arthur J. Kania Suite 525, Two Bala Plaza Bala Cynwyd, PA 19004	23,723(1)	3% (1)
Arthur J. Kania, Jr. Suite 525, Two Bala Plaza Bala Cynwyd, PA 19004	0(1)	0 (1)

Holders of 5% or More of Voting Securities

Allen Speiser, Trustee Arthur John Kania Trust Suite 525, Two Bala Plaza 333 City Avenue Bala Cynwyd, PA 19004	510,853	66%

1. Excludes 510,853 shares (66% of the outstanding shares) owned by a Trust for the benefit of Arthur J. Kania's children. Mr. Kania disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the aforementioned trust, but has no power to vote such shares in said trust and is not a beneficial owner under the applicable rules.

MATTERS TO BE ACTED UPON

Election of Directors

Three directors are to be elected at the Annual Meeting and those persons elected will hold office until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. The by-laws provide that the Board of Directors shall consist of no more than five members, with the actual number to be established by resolution of the Board of Directors. The current Board of Directors has by resolution established the number of directors at three.

Any vacancy that occurs during the year may be filled by a majority vote of the Board of Directors without any further shareholder action. The vacancy may be filled for the remainder of the term, which is until the next Annual Meeting. There is no reason to believe that any nominee will be unable to serve if elected, and to the knowledge of Management all nominees intend to serve the entire term for which election is sought.

Nominees(Age)	Positions with Company; Principal Occupation and Business Experience During Past Five Years; Other Directorships(1)	Year First Became Director of Company
Anderson L. McCabe (46)	Director of the Company; President of the Company from 1/1/86 to present.	1987
Arthur J. Kania (70)	Director and Secretary of the Company; Principal of Trikan Associates (real estate ownership and management-investment firm); Partner of Kania, Lindner, Lasak and Feeney (law firm);	1977
Arthur J. Kania, Jr (46)	Director of the Company; Principal of Trikan Associates (real estate ownership and management-investment firm); Vice-President of Newtown Street Road Associates (real estate ownership and management).	1987

1. This column lists directorships held in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Sections 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940. This column does not include directorships held with any of the Company's subsidiaries.

INFORMATION REGARDING EXECUTIVE OFFICERS

Anderson L. McCabe, 46 years old, is President and Chief Executive Officer of the Company and its manufacturing subsidiary. He graduated from the University of South Carolina in 1977 and received a B.S. in Chemical Engineering. From 1977 to 1985, he was employed by United Engineers and Constructors, Inc., a subsidiary of Raytheon Corporation as Process Engineer with managerial responsibilities. In 1986 he became president of the Company. He is a registered professional engineer.

Arthur J. Kania, 70 years old, is the Secretary-Treasurer of the Company, and a Director since 1977. He is not active in the day-to-day operations of the Company or its manufacturing subsidiary. Mr. Kania's principal occupations in the past five years have been as Principal of Trikan Associates (real estate ownership and management - investment firm); and as a partner of the law firm of Kania, Lindner, Lasak and Feeney.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

During the most recent fiscal year, the Board of Directors held two meetings, both of which were attended by all Directors and one of which constituted an audit committee meeting. The Board, when acting as audit committee, reviewed and discussed the financial statements with Management and the Company's auditors and they have received disclosures from such outside auditors evidencing the auditor's independence. There are no separate committees of the Board of Directors. Management does not know of any Company transaction in which any nominee for Director or any Officer had a direct or indirect material interest other than that reflected in this information statement.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth on an accrual basis for the fiscal years shown, the remuneration of the sale compensated executive officer of the Company.

Summary Compensation Table

(a)	(b)	(c)	(d)
Name and Principal Position	Year	Salary	Bonus
	2001	75,000	35,000
Anderson L. McCabe	2000	75,000	25,000
President, Director	1999	75,000	35,000

DIRECTOR COMPENSATION FOR LAST FISCAL YEAR
Cash Compensation

Name	Annual Retainer	Meeting Fees	Consulting Fees; Other Fees
(a)	(b)	(c)	(d)
Anderson L. McCabe	$7,500	$0	$0
Arthur J. Kania	$7,500	$0	$0
Arthur J. Kania, Jr.	$7,500	$0	$0

Security Grants

Name	Number of Shares	Number of Securities Underlying Options Capital/SARS
	(e)	(f)
Anderson L. McCabe	0	0
Arthur J. Kania	0	0
Arthur J. Kania, Jr.	0	0

CERTAIN TRANSACTIONS AND RELATIONSHIPS

During fiscal 2001, the Company incurred legal fees of $17,000 to the firm of Kania, Lindner, Lasak and Feeney, of which Mr. Arthur J. Kania is the senior partner.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

Mayer, Shanzer & Mayer, P.C. and its predecessors have acted as independent certified public accountants for the Company since 1968. No change is presently contemplated. The Company has been advised that neither that accounting firm nor any shareholder thereof has any direct financial interest or any material indirect interest in the Company. A representative of Mayer, Shanzer & Mayer, P.C. will be present and available for questioning at the Meeting and will have an opportunity to make a statement at that time.

ANNUAL REPORT ON FORM 10-KSB

The 2001 Annual Report of the Company, which includes financial statements for the fiscal year ended October 27, 2001, accompanies the information statement.

Upon the written request of any person who on the record date was a record owner of the Company's Common Stock, or who represents in good faith that he was on such date, a beneficial owner of such stock entitled to vote at the Annual Meeting, the Company will send to such person, without charge, a copy of its Annual Report on Form 10-KSB for fiscal year 2001 as filed with Securities and Exchange Commission. Requests for this report should be directed to Anderson L. McCabe, President, Opt-Sciences Corporation, 1912 Bannard Street, Post Office Box 221, Riverton, New Jersey, 08077-0221.

STOCKHOLDER PROPOSALS

Any qualified Shareholder desiring to have his proposal included on the Company's proxy materials for the annual meeting to be held in the year 2003 must submit such proposal in writing to the Company no later than September 30, 2002.

OTHER MATTERS

Management does not know of any other business which is likely to be brought before the 2002 Annual Meeting. However, in the event that other matters properly come before the 2002 Annual Meeting, they will be acted upon accordingly.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Anderson L. McCabe
President